June 4, 2019

Michela Casassa Ramat
Chief Financial Officer
Intercorp Financial Services Inc.
Av. Carlos Villar n 140
Urbanizaci n Santa Catalina
La Victoria
Lima 13, Peru

       Re: Intercorp Financial Services Inc.
           Draft Registration Statement on Form F-1
           Submitted May 8, 2019
           CIK No. 0001615903

Dear Ms. Casassa Ramat:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations for the Year Ended December 31, 2018 Compared to Year
Ended
December 31, 2017, page 75

1. Please revise to discuss changes in financial condition for the periods presented. Please refer to Item 303 of Regulation S-K.
 Michela Casassa Ramat
FirstName LastNameMichela Casassa Ramat
Intercorp Financial Services Inc.
Comapany NameIntercorp Financial Services Inc.
June 4, 2019
June 4, 2019 Page 2
Page 2
FirstName LastName
Results of Operations by Segment, page 77

2. We note that total net premiums earned minus claims and benefits increased S/254.5 million and 167% in 2018 primarily due to increases in net claims and benefits offset by increases in net premiums due to the acquisition of Seguros Sura. Please enhance your disclosure to clarify why the increase in net claims and benefits was significantly greater than the increase in net premiums and if you expect this trend to continue.
Selected Statistical Information
Loan Portfolio, page 122

3. Please disclose foreign loans by country where such borrowings exceed 1% of total assets or disclose that you do not have any such exposure. Refer to Guide 3;
Item 3.C.
Composition of Deposits and Other Commitments, page 129

4. Please disclose deposits in foreign banking offices, material deposits by foreign depositors, time deposits in amount of $100,000 or more by maturity both domestically and in foreign offices. Refer to Guide 3; Item 5.
Business
Wealth Management Segment
Portfolio Investments, page 192

5. Please disaggregate your assets under management by asset class type, e.g. equity, fixed income, etc.
Banking Segment
Market Risk, page 206

6. You state on pages 207, 210 and 213, that for Interbank, Interseguro and Inteligo you utilize Value-at-risk (VaR) to assess market risk. Please address the following:

             Disclose the VaR results for Interbank, Interseguro and Inteligo for the periods presented and discuss material year-over-year changes; and Disclose if you had any back-testing exceptions for the periods presented.
Principal Shareholders, page 246

7. Please revise your table to reflect the number of shares beneficially owned by Intercorp
         Per Ltd as that term is defined by General Instruction F of Form 20-F. In this regard we note your disclosure on page 254 that Intercorp Peru Ltd. holds 57.08% of your common shares directly, and 17.24% indirectly through its subsidiaries Intercorp Capital
         Investments Inc. and IFH Capital Corp.
 Michela Casassa Ramat
Intercorp Financial Services Inc.
June 4, 2019
Page 3
8. We note your disclosure in footnote (1) that the selling shareholders, IFH Capital Corp.
         and Intercorp Capital Investments Inc., are "owned and controlled by the Rodriguez Pastor family." Please disclose, if true, that Mr. Carlos Rodriguez Pastor Persivale is the sole
         "beneficial owner" of the shares offered by the selling shareholders or revise to disclose
         "any person" that is the beneficial owner of the shares offered by the selling shareholders.
         Please make conforming revisions with respect to the beneficial ownership of the 57.1%
         of your shares held directly by Intercorp Per Ltd.'s, naming the "natural or legal person(s)" that beneficially own these shares, or provide us with your detailed legal analysis for why this information is not material. Please refer to General Instruction E,
         Item 7.A.3, and Item 9.D of Form 20-F for guidance.
9. We note that the underwriters have the option to purchase additional common shares from each of you, Interbank and the selling shareholders, and that your beneficial ownership disclosure after the offering assumes the underwriters do not exercise their option to purchase additional common shares. Please revise to also disclose your beneficial ownership disclosure after the offering, by footnote or otherwise, in the event that the underwriters do exercise this option. Please refer to Item 9.D.2 of Form 20-F for guidance.
Consolidated Financial Statements
Notes to the consolidated financial statements
Note 7. Loans, net, page F-81

10. Please disaggregate the following disclosures by portfolio class, e.g. commercial, consumer, etc:

             Credit quality and maximum exposure to credit risk based on your internal credit rating as presented on page F-82;
             The movement of the allowance for expected credit losses calculated according to IFRS 9 as presented on page F-83; and Past due and under legal collection loans as presented on page
F-86.

         Refer to IFRS 7.35(B) and (F) and 7.B.8.
Note 13. Due to banks and correspondents, page F-99

11. We note from your discussion of outstanding indebtedness of Interbank beginning on page
       102, that certain of your loan and credit facilities contain covenants. We also note from your disclosure on page F-101, that some of your bank loan agreements include standard
FirstName LastNameMichela Casassa Ramat
       clauses regarding compliance of financial ratios, the use of funds, and other management
Comapany NameIntercorp Financial Services Inc.
       issues. Please enhance your disclosure to clarify whether the Group was in compliance
June 4,with all of the covenants for the periods presented.
        2019 Page 3
FirstName LastName
 Michela Casassa Ramat
FirstName LastNameMichela Casassa Ramat
Intercorp Financial Services Inc.
Comapany NameIntercorp Financial Services Inc.
June 4, 2019
Page 4
June 4, 2019 Page 4
FirstName LastName
       You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham,
Staff Attorney, at (202) 551-3783 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services
cc:      Antonia E. Stolper, Esq.